1775 | Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com DANIELE MARCHESANI daniele.marchesani@dechert.com +1 (202) 261-3495 Direct +1 (202) 261-3094 Fax

February 13, 2009

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

RE:	Forward Funds
File Nos. 033-48940/811-06722
Form N-1A Post Effective Amendment No. 56

Dear Sir or Madam:

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 56 (“PEA 56”) to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 56 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended. The Amendment is being filed in connection with the Trust’s update of its registration statement to (i) add the Forward Select Income Fund, the Forward Strategic Realty Fund, the Forward Global Infrastructure Fund, and the Forward International Real Estate Fund, each as a new multi-class series of the Trust; (ii) add Class B shares of the Forward Real Estate Fund (formerly, the Forward Progressive Real Estate Fund), as a new share class of the fund; and (iii) file certain required exhibits.

Please note that PEA 56 reflects the Forward Real Estate Fund’s recent change of name, principal investment strategy, and Social and Environmental Policy, as described in the Supplement to the Forward Funds Investor Class Shares and Institutional Class Shares Prospectus, the Forward Funds Class A Shares and Class C Shares Prospectus, and the Forward Funds Statement of Additional Information, each dated May 1, 2008, filed with the Securities and Exchange Commission on January 20, 2009 (Accession No. 0001193125-09-008325). The same changes will be reflected in the post-effective amendment to be filed pursuant to Rule 485(b) under the 1933 Act that the Trust plans to file on or before April 30, 2009 for purposes of the annual update of its registration statement with respect to, among others, Class A, Class C, Investor Class, and Institutional Class of the Forward Real Estate Fund.

PEA 56 is being filed pursuant to Rule 485(a)(2) under the 1933 Act, and it is proposed that the Amendment will become effective 75 days after the date of filing. The Trust hereby undertakes to file a post-effective amendment pursuant to Rule 485(b) under the 1933 Act on or before the effective date of PEA 56 for the purposes of filing additional required exhibits and completing certain registration statement disclosures.

Please contact me at (202) 261-3495 with any questions or comments.

Sincerely,

/s/ Daniele Marchesani
Daniele Marchesani
Associate

cc:	Judith Rosenberg, CCO and CLO, Forward Funds
Mary Curran, Secretary, Forward Funds
Douglas Dick, Dechert LLP

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